FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/3/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing that shareholders approved all resolutions on the agenda of Ternium’s Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes
Name: Raul Darderes
Title: Secretary of the Board of Directors

Dated: June 3, 2009

Shareholders Approve All Resolutions on the Agenda of Ternium's Annual General Meeting

LUXEMBOURG--(Marketwire - June 03, 2009) - The Annual General Meeting of shareholders of Ternium S.A. (NYSE: TX), which was held today in Luxembourg, approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2008; re-elected Ubaldo Aguirre, Roberto Bonatti, Wilson Nélio Brumer, Marco Antônio Soares da Cunha Castello Branco, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the board of directors to serve until the next annual shareholders meeting (to be held in June 2010); and re-appointed PricewaterhouseCoopers as Ternium's independent auditors for the 2009 fiscal year. For a summary of the resolutions adopted at the meeting, please see the report on Form 6-K submitted today to the U.S. Securities and Exchange Commission, available through http://www.sec.gov/.

The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as Ternium's chief executive officer, and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrián Lajous as members of the board's audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has annual production capacity of approximately 9 million tons of finished steel products. More information about Ternium is available at www.ternium.com. [Missing Graphic Reference]

Contact:
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com